

12027502

FORM 11-K

Received SEC

JUN 2 2 2012

Washington, DC 20549

(Mark One)

X   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

      For the fiscal year ended December 31, 2011

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-9576

    A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

        SIXTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
        LONG-TERM SAVINGS PLAN

    B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        OWENS-ILLINOIS, INC.
        One Michael Owens Way
        Perrysburg, Ohio 43551-2999


REQUIRED INFORMATION


    Financial Statements and Exhibits as follows:

1.   Financial Statements:

- Report of Independent Registered Public Accounting Firm
- An audited statement of Net Assets Available for Benefits as of December 31, 2011 and December 31, 2010
- An audited statement of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2011 and December 31, 2010
- Notes to Financial Statements
- Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

2.   Exhibits:

- Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIXTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
LONG-TERM SAVINGS PLAN

Dated: June 20, 2012

By: Owens-Illinois, Inc.
       Employee Benefits Committee
       Plan Administrator

By: *Etta Strong*
       Etta Strong
       Chairman

Audited Financial Statements
and Schedule

Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan

Years ended December 31, 2011 and 2010
with Report of Independent Registered Public Accounting Firm

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Audited Financial Statements
and Schedule

Years ended December 31, 2011 and 2010

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Owens-Illinois, Inc. Employee Benefit Committee
Sixth Amended and Restated Owens-Illinois, Inc.
Long Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Long Term Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Toledo, Ohio
June 20, 2012

Ernst & Young LLP

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statements of Net Assets Available for Benefits

| | December 31, | |
	2011	2010
Assets:		
Cash	$ 61,378	$ -
Interest in investments of the Trust	210,367,508	234,878,904
Notes receivable from participants	13,090,270	13,936,581
Adjustment from fair value to contract value for pooled separate account fund	568,800	546,562
Net assets available for benefits	$ 224,087,956	$ 249,362,047

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits

| | Years ended December 31, | |
	2011	2010
Interest in investment gain (loss) of the Trust	$ (19,394,165)	$ 13,200,973
Contributions:		
Participant	11,643,741	11,687,006
Employer	2,337,811	2,426,350
Interest income due to notes receivable from participants	630,130	695,177
Participant withdrawals	(20,469,671)	(32,199,936)
Other	(64,715)	(162,313)
Notes reinstated		
Administration fees	(112,846)	(49,825)
Plan to plan transfers	155,624	(429)
Decrease in net assets available for benefits	(25,274,091)	(4,402,997)
Net assets available for benefits at beginning of year	249,362,047	253,765,044
Net assets available for benefits at end of year	$ 224,087,956	$ 249,362,047

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Notes to Financial Statements

1. Plan Description

General

The Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the "Plan") was adopted by Owens-Illinois, Inc. (the "Company") for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

For certain participants, the Company contributes to the Plan an amount equal to twenty-five percent (25%) of the first eight percent (8%) of the participant's pretax contributions. For participants at certain Company facilities, the Company contributes an additional Employer Base Contribution to the Plan of two percent (2%) of the participant's compensation. For participants at a certain Company facility, the Company contributes to the Plan amounts based on a stipulated rate per hour. All Company contributions are specified by various labor contracts and are immediately fully vested. All Company contributions, with the exception of contributions for participants at a certain facility, are invested in the Owens-Illinois Company stock fund. Company contributions not invested in the Owens-Illinois Company stock fund are invested in accordance with the participant's current choice of investment options. Participants are allowed to transfer Company matching contributions from the Company stock fund at any time.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company stock fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company stock fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and applicable collective bargaining agreements.

4

Notes to Financial Statements – Continued

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in the Owens-Illinois Master Stock Purchase and Savings Program Trust (the "Trust") administered by New York Life Trust Company (the "Trustee") and by New York Life Retirement Plan Services as the recordkeeper (the "Recordkeeper"), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments of the Trust:

| | December 31, | |
	2011	2010
Investments, at fair value:		
Mutual fund investments	$ 321,110,619	$ 356,558,721
Pooled separate account	108,725,427	101,182,637
Common stock	70,954,134	101,508,801
Total investments	$ 500,790,180	$ 559,250,159
Plan's interest in investments of the Trust	$ 210,367,508	$ 234,878,904

The investment earnings (loss) of the Trust are as follows:

| | Year Ended December 31, | |
	2011	2010
Interest and dividends	$ 8,643,466	$ 10,057,068
Mutual fund appreciation (depreciation)	(16,417,683)	33,911,454
Common stock depreciation	(34,595,237)	(7,660,799)
Total earnings (loss)	$ (42,369,454)	$ 36,307,723
Plan's interest in investment gain (loss) of the Trust	$ (19,394,165)	$ 13,200,973

Investment Valuation

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The pooled separate account invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Plan Expenses

All Plan expenses are paid by the Company or from the Plan's forfeiture account.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

amounts in the financial statements and accompanying notes and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Notes Receivable

Notes receivable from participants are loans of a portion of the participants' existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options. Participants are charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan. The fee is deducted from the participant's account when the loan is processed. Loans are valued at their unpaid principal balances plus accrued interest.

4. Fair Value Measurements

Generally accepted accounting principles ("GAAP") define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

> *Level 1:* Observable inputs such as quoted prices in active markets;
> *Level 2:* Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
> *Level 3:* Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investment valuation policy of the Trust is to value investments at fair value. All investments are valued at their respective net asset value as calculated by New York Life Trust Company, the trustee.

Common stock: Consists of the Company's stock valued using quoted market prices on the last business day of the year.

Pooled separate account: The fair value is calculated by using the net asset value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund.

Lifecycle funds: Lifecycle funds are considered to be fund of funds designed to provide an asset allocation of equity, fixed income and money market funds appropriate for a given age and retirement objectives. These lifecycle funds are designed to change risk levels and gradually become more conservative over time as the investor approaches retirement or a variety of other life circumstances. These funds are reported at their respective net asset value which is calculated based on the quoted market price reported on the NYSE for which the individual securities are traded on the end of the last business day of the Trust year.

Fixed income funds: Fixed income funds include investments in corporate debt issues, government bonds, mortgages and other fixed income instruments. As many of these securities are not traded every day a pricing service uses the most recent transaction price as one input in the evaluation process.

US & international equities: The equity funds include investments in both domestic and international securities across market capitalizations ranging from large to small capitalizations with investment styles that are considered growth or value depending on the investment objective of the fund. US and international equities are valued similar to Lifecycle funds. Additionally, timing of the end of day for an international principle exchange of a security and exchange rates obtained from the pricing service are additional factors used to value international equities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements – Continued

The following table sets forth by level, within the fair value hierarchy, the Trust's investments at fair value:

| | December 31, 2011 | | | |
	Level 1	Level 2	Level 3	Total
Common stock	$ 70,954,134	$ -	$ -	$ 70,954,134
Pooled separate account		108,725,427		108,725,427
Mutual funds:				
Lifecycle funds	112,530,936			112,530,936
Fixed income funds		43,771,148		43,771,148
US equities	108,697,045			108,697,045
International equities		56,111,490		56,111,490
Total assets at fair value	$ 292,182,115	$ 208,608,065	$ -	$ 500,790,180

| | December 31, 2010 | | | |
	Level 1	Level 2	Level 3	Total
Common stock	$ 101,508,801	$ -	$ -	$ 101,508,801
Pooled separate account		101,182,637		101,182,637
Mutual funds:				
Lifecycle funds	117,741,016			117,741,016
Fixed income funds		45,357,774		45,357,774
US equities	121,651,884			121,651,884
International equities		71,808,047		71,808,047
Total assets at fair value	$ 340,901,701	$ 218,348,458	$ -	$ 559,250,159

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31, | |
	2011	2010
Net assets available for benefits per the financial statements	$ 224,087,956	$ 249,362,047
Deduct: Defaulted loans	(929,031)	(560,886)
Deduct: Adjustments from fair value to contract value for the pooled separate account	(568,800)	(546,562)
Net assets available for benefits per the Form 5500	$ 222,590,125	$ 248,254,599

The following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500:

| | Year Ended December 31, | |
	2011	2010
Net investment income (loss) per the financial statements	$ (19,394,165)	$ 13,200,973
Add: Changes in adjustments from fair value to contract value for the pooled separate account	(22,238)	1,308,693
Total investment income (loss) per the Form 5500	$ (19,416,403)	$ 14,509,666

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Employer Identification No. 22-2781933
Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Shares or Principal Amount	Cost	Fair Value
*Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, various maturity dates	$13,090,270	$13,090,270

*Party-in-interest



≡J ERNST & YOUNG

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Long Term Savings Plan of Owens-Illinois, Inc. of our report dated June 20, 2012, with respect to the financial statements and schedule of the Sixth Amended and Restated Owens-Illinois, Inc. Long Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Toledo, Ohio
June 20, 2012

Ernst + Young LLP